Mail Stop 3628
                                                               January 30, 2019


    Charley Changmin Yoon
    President and Secretary
    Hyundai ABS Funding, LLC
    3161 Michelson Drive
    Irvine, California 92612

            Re:   Hyundai ABS Funding, LLC
                  Registration Statement on Form SF-3
                  Filed December 27, 2018
                  File No. 333-229037

    Dear Mr. Yoon:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.

                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance


    cc:     Stuart Litwin, Esq., Mayer Brown LLP
            Weni Gieseking, Esq., Hyundai Capital America